Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, August 23, 2022, for the purposes of, among other matters, considering and approving (i) the second quarterly results of the Company and its subsidiaries for the three months ended June 30, 2022 and its publication, and (ii) the interim results of the Company and its subsidiaries for the six months ended June 30, 2022 and its publication.

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern time on August 23, 2022 (8:00 p.m. Beijing/Hong Kong time on August 23, 2022).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration. Upon registration, each participant will receive dial-in details to join the earnings conference call.

Event Title	XPeng Inc. Second Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10023834-ne2m8a.html

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 30, 2022, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay Access Code:	10023834

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Wednesday, August 3, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only